AMENDMENT

04016853

STATES
HANGE COMMISSION
Washington, D.C. 20549

VF 5-7-04 (A)

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SECURITIES AND EXCHANGE COMMISSION RECEIVED DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 53648

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CROSSLAND CAPITAL PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11766 WILSHIRE BLVD., #220
(No. and Street)

LOS ANGELES (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT STEPHENSON
(Name – *if individual, state last, first, middle name*)

515 N. SEPULVEDA BLVD, SUITE A (Address), MANHATTAN BEACH (City), CA (State) 90266 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFF CROSSLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CROSSLAND CAPITAL PARTNERS LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LYDIA T. ALVICH
COMM. # 1330540
NOTARY PUBLIC-CALIFORNIA
TULARE COUNTY
COMM. EXP. NOV. 17, 2005

[Signature]
Signature

PRINCIPAL
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crossland Capital Partners, LLC

COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c 3-1

December 31, 2003

NET CREDITS	
Members' capital	$209,012
DEBITS	
Nonallowable assets	114,523
NET CAPITAL	$ 94,489
6-2/3% of aggregate indebtedness amount or $5,000, whichever is greater	5,000
EXCESS NET CAPITAL	$ 89,489

SCHEDULE 1 - RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED NET CAPITAL AT DECEMBER 31, 2003

Net capital per unaudited Focus Report II A	$ 90,389
Adjustments	
Income taxes	900
Net capital per audit report	$ 89,489

NASD

April 16, 2004

Mr. Jeff N. Crossland
Crossland Capital Partners, LLC
11766 Wilshire Boulevard, Suite 220
Los Angeles, CA 90025

RE: December 31, 2003 Annual Audit Deficiency

Dear Mr. Crossland:

This acknowledges receipt of your annual audited report of financial condition for the period ending December 31, 2003, filed pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d)(1). The report as submitted was found deficient in that it did not contain the following required items:

An accurate Computation of Net Capital Under SEC Rule 17a-5(d)(3) [1]; and,
A revised reconciliation, including appropriate explanation, of the Computation of Net Capital Under SEC Rule 15c3-1.

Therefore, your submission cannot be considered in compliance with the filing requirements of the Rule. The text of the Rule may be found in the *NASD Manual* under the section titled *SEC Rules & Regulation T,* and we suggest that you review it with your independent accountant.

Pursuant to Procedural Rule 8210, you are requested to furnish the aforementioned items. A copy must be sent to the NASD offices in Rockville and Los Angeles. In addition, send two copies to the SEC in Washington, D.C. and one copy to the SEC in Los Angeles. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

The requested documents should be received on or before April 23, 2004. If you have any questions, please contact Glen Jackson, Senior Compliance Examiner, at (213) 613-2638.

[1] The staff noted that the net capital computation included a deposit of $8,415 as an allowable asset in Original FOCUS filing, for period ending 12/31/03, and as a nonallowable asset in audited financial computation.

Sincerely,

Han T. Nguyen
Supervisor

Enclosure

cc: Thomas McGowan
SEC Assistant Director
Division of Market Regulation
450 5th Street, N.W.
Washington, D.C. 20549

Cindy Wong
SEC Assistant Regional Director
5670 Wilshire Boulevard
11th Floor
Los Angeles, CA 90036-3468

Robert Stephenson
An Accountancy Corporation
515 N. Sepulveda Blvd., Suite A
Manhattan Beach, CA 90266